KELSO TECHNOLOGIES INCORPORATED NEWS RELEASE

TSX-V:KLS FOR IMMEDIATE RELEASE

KELSO IS[illegible]SS UPDATE ON MEETINGS WITH INTERESTED PARTIES

WEDNESDAY, APRIL 7, 2004, VANCOUVER, BC — Kelso Technologies Inc. is pleased to report that initial meetings to this point with parties interested in discussing a possible formal relationship with Kelso, have been very successful.

After Goldsmith Agio Helms (GAH), Kelso's investment banker, narrowed down its list to those qualified North American and International companies that have expressed an interest, GAH proceeded to set up presentations/meetings with various interested companies with a view to establishing a working relationship leading to commercializing Kelso's JS75 SRV valves.

Thus far, Kelso in concert with GAH, has very recently held discussion meetings with two significant, interested parties situated in North America. Kelso is pleased with the results of initial meetings and the potential arrangements that could ensue. The specifics, including the names of the two parties, cannot be released at this time due to a continuance in the negotiation process and the need for confidentiality.

On another front, the Company has been in meetings with investment fund managers who have shown a considerable interest in Kelso because of the AAR approval received for Kelso's JS75 SRV Pressure Relief Valve and as well, due to Kelso's working relationship with the prestigious investment banking firm, Goldsmith Agio Helms. These investment fund managers are considering an investment into the Company.

Finally, as the Company continues to move towards commercialization, various stock market research companies have contacted Kelso as a result of the perceived importance of Kelso's revolutionary JS75 SRV may have on the railroad industry.

Kelso's investment banker, Goldsmith Agio Helms, is a respected private investment banking firm that provides financial advisory services to middle-market businesses, typically ranging in size from US$25 million to US$500 million. The firm's principals have negotiated and closed transactions ranging from US$5 million to more than US$1 billion. The firm operates internationally from its offices in Minneapolis, New York, Chicago, Los Angeles, Naples (Florida), and London, England.
(Source: www.agio.com)

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"*Stephen L. Grossman*"
Stephen L. Grossman,
President & CEO

dlw 5/5

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS FOR IMMEDIATE RELEASE

KELSO ISSUES PROGRESS UPDATE ON MEETINGS WITH INTERESTED PARTIES

WEDNESDAY, APRIL 7, 2004, VANCOUVER, BC — Kelso Technologies Inc. is pleased to report that initial meetings to this point with parties interested in discussing a possible formal relationship with Kelso, have been very successful.

After Goldsmith Agio Helms (GAH), Kelso's investment banker, narrowed down its list to those qualified North American and International companies that have expressed an interest, GAH proceeded to set up presentations/meetings with various interested companies with a view to establishing a working relationship leading to commercializing Kelso's JS75 SRV valves.

Thus far, Kelso in concert with GAH, has very recently held discussion meetings with two significant, interested parties situated in North America. Kelso is pleased with the results of initial meetings and the potential arrangements that could ensue. The specifics, including the names of the two parties, cannot be released at this time due to a continuance in the negotiation process and the need for confidentiality.

On another front, the Company has been in meetings with investment fund managers who have shown a considerable interest in Kelso because of the AAR approval received for Kelso's JS75 SRV Pressure Relief Valve and as well, due to Kelso's working relationship with the prestigious investment banking firm, Goldsmith Agio Helms. These investment fund managers are considering an investment into the Company.

Finally, as the Company continues to move towards commercialization, various stock market research companies have contacted Kelso as a result of the perceived importance of Kelso's revolutionary JS75 SRV may have on the railroad industry.

Kelso's investment banker, Goldsmith Agio Helms, is a respected private investment banking firm that provides financial advisory services to middle-market businesses, typically ranging in size from US$25 million to US$500 million. The firm's principals have negotiated and closed transactions ranging from US$5 million to more than US$1 billion. The firm operates internationally from its offices in Minneapolis, New York, Chicago, Los Angeles, Naples (Florida), and London, England.
(Source: www.agio.com)

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"*Stephen L. Grossman*"
Stephen L. Grossman,
President & CEO

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com